 ARRANGEMENT AGREEMENT

EXECUTION COPY

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 27th day of March, 2008.

AMONG:

GREKA CHINA LTD., a corporation incorporated under the laws

of the Cayman Islands and having an office located in Hong Kong

("GREKA")

AND:

GREKA ACQUISITIONS LTD., a corporation incorporated

pursuant to the laws of British Columbia and having an office located in Vancouver, British Columbia

("Acquisitionco")

AND:

PACIFIC ASIA CHINA ENERGY INC., a corporation

incorporated pursuant to the laws of British Columbia and having an office located in Kelowna, British Columbia

("PACE")

RECITALS:

A.

Acquisitionco and PACE have agreed to undertake an arrangement under section 288 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended, together with all regulations adopted thereunder (the "Act") and upon the terms and conditions set forth herein;

B.

Section 288(1)(e) of the Act permits arrangements constituting a transfer of securities of a company in exchange for cash;

C.

PACE and Acquisitionco have agreed to effect the transfer of PACE's securities pursuant to the Plan of Arrangement on the terms and conditions herein set forth;

D.

All of the issued and outstanding common shares of Acquisitionco are owned by GREKA;

E.

The authorized share capital of PACE consists of an unlimited number of common shares ("PACE Shares"), of which 92,570,178 PACE Shares are issued and outstanding;

F.

The authorized capital of Acquisitionco consists of an unlimited number of common shares ("Acquisitionco Shares"), of which 100 Acquisitionco Common Shares are issued and outstanding; and

G.

Each of PACE and Acquisitionco have made full disclosure to the other of all of their respective assets and liabilities;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by each party hereto, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, including the recitals, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the following meanings:

a)

"Act" has the meaning ascribed thereto in the recitals of this Agreement;

b)

"Acquisition Proposal" means any proposal or offer (written or oral) or public announcement of an intention to make a proposal or offer with respect to PACE for a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition in a single transaction or a series of related transactions of 20% or more of the PACE shares, assets of PACE at such time having an aggregate value equal to 20% or more of the market capitalization of PACE (or any lease, license, exchange pledge or other arrangement having the same economic effect as a purchase of assets having such aggregate value), or any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a material change or de facto change of control of PACE, other than the Arrangement;

c)

"Acquisitionco Shares" has the meaning ascribed thereto in the recitals of this Agreement;

d)

"Acquisitionco Shareholder" means a holder of Acquisitionco Shares;

e)

"Agreement" means this arrangement agreement and includes any schedules attached hereto;

f)

"Arrangement" means the arrangement under section 288(1)(e) of the Act on the terms and conditions set forth in this Agreement and the Plan of Arrangement;

g)

”BCSA" means the Securities Act (British Columbia);

h)

"Business Day" means any day other than a Saturday, Sunday or a statutory holiday in the Province of British Columbia;

i)

"Court" means The Supreme Court of British Columbia, Vancouver Registry;

j)

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in section 6 of the Plan of Arrangement;

k)

"Dollars" or "$" means the lawful currency of Canada;

1)

"Due Diligence Information and Materials" has the meaning ascribed thereto in section 3.3(a);

m)

"Effective Date" or "Effective Date of the Arrangement" has the meaning ascribed thereto in the Plan of Arrangement;

n)

"Final Order" means the final order of the Court as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date, or if appealed, unless such appeal is withdrawn, abandoned, or denied, as affirmed or as amended on appeal granting final approval of the Plan of Arrangement, confirming the fairness of the terms and conditions thereof, confirming compliance with the terms of the Interim Order and authorizing and directing the implementation of the Arrangement;

o)

"GAAP" means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants;

p)

"Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

q)

"Interim Order" means the interim order of the Court made pursuant to subsections 291(2) and (4) of the Act in connection with the calling and holding of the PACE meeting and the approval of the Plan of Arrangement, following application therefore pursuant to section 2.6, and setting such conditions and directions for final approval as the Court may direct, as such order may be amended, modified, supplemented or varied by the Court;

r)

"Law" means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or licence of any court, Governmental Entity, statutory body or self-regulatory authority, and the term "applicable" with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

s)

"Material Adverse Change", when used in connection with PACE, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceeding by a Governmental Entity that is material, and adverse to the business, operations or financial condition of PACE and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the PRC, Canadian or United States economy, political situation or financial, currency exchange, securities or commodity markets in general, or in markets for coal bed methane on a current or forward basis, (ii) affecting the Canadian or Chinese coal bed methane industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party (iii) related to the Arrangement or the public announcement thereof or the trading prices of PACE Shares immediately following or reasonably attributable to the announcement of the Arrangement (iv) change in GAAP or Law; or (v) the result of any natural disaster, any act of sabotage or terrorism or any outbreak of war, or any escalation of any such natural disaster or acts of terrorism or sabotage or hostilities or war;

t)

"Material Agreements" means all agreements to which PACE or a Subsidiary of PACE is a party described or referred to in the Public Disclosure Documents and all other contracts, agreements, licenses and instruments to which PACE or a Subsidiary of PACE is a party or by which any of them is bound which are material to PACE and its Subsidiary, taken as a whole;

u)

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions - of the Canadian Securities Administrators;

v)

"Mitchell JV" means the joint venture formed between Mitchell Drilling International Pty. Ltd. and PACE Drilling Ltd., a wholly-owned subsidiary of PACE, by agreement dated for reference the 6th day of February, 2006;

w)

"Notice" has the meaning ascribed thereto in section 6.10;

x)

"PACE Circular" means the notice of the PACE Meeting and the information circular and proxy prepared by management of PACE and approved by the board of directors of PACE to be sent to the PACE Shareholders and the holders of PACE Warrants and PACE Options in connection with the PACE Meeting;

y)

"PACE Meeting" means the special meeting of the holders of PACE Securities to be held on or about May 23, 2008 or any adjournment thereof to consider and approve the Arrangement;

z)

"PACE Options" has the meaning ascribed thereto in section 3.1(f);

aa)

"PACE Securities" means, collectively, the PACE Shares, PACE Warrants and PACE Options;

bb)

"PACE Shareholder" means a holder of PACE Shares;

cc)

"PACE Shares" has the meaning ascribed thereto in the recitals of this Agreement;

dd)

"PACE Warrants" has the meaning ascribed thereto in section 3.1(f);

ee)

"Person" includes any individual, firm, partnership, joint venture, capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, native band, syndicate or other entity, whether or not having legal status;

ff)

"Plan of Arrangement" means the plan of arrangement to be definitively concluded pursuant to the terms of this Agreement and submitted to the PACE Meeting on substantially the terms and conditions set forth in Schedule A hereto, with such revisions and amendments thereto as are adopted or approved pursuant to the teinis of this Agreement;

gg)

"PRC" means the People's Republic of China;

hh)

"PSC" means a production service contract in the PRC to which PACE or one of its Subsidiaries is a party;

ii)

"Proxy Circular" means the management information circular (including all appendices thereto) of PACE to be prepared and sent with the requisite notice of meeting and proxy forms by PACE for the PACE Meeting;

jj)

"Public Disclosure Documents" means the following disclosure documents of PACE:

i)

management information circular in respect of the annual meeting of PACE Shareholders held on August 8, 2007;

ii)

consolidated audited financial statements for the years ended February 28, 2007 and 2006;

iii)

interim unaudited financial statements for the periods ended November 30, 2007, August 31, 2007 and May 30, 2007;

iv)

material change reports (other than confidential material change reports) filed with any securities regulatory authority or issued by PACE since January 1, 2006; and

v)

any financial statements, material change reports, information circulars and annual infoiination forms filed by PACE in accordance with applicable securities legislation subsequent to the date of this Agreement and prior to the Effective Date;

kk)

"Purchaser" mean, collectively, GREKA and Acquisitionco;

ll)

“Registrar" means the Person appointed as "Registrar of Companies" pursuant to section 400 of the Act;

mm)

"Subsidiary" has the meaning given to that term in the Act and includes, in respect of PACE, an operating company formed pursuant to the Mitchell JV or any other joint venture of which PACE or one of its Subsidiaries is a party;

nn)

"Superior Proposal" means any Acquisition Proposal that the board of directors determines in its good faith judgement that:

i)

the funds or other consideration provided for in the Acquisition Proposal are demonstrably available and the Acquisition Proposal is not subject to any financing condition and is reasonably capable of being completed given all legal and regulatory requirements on or before July 31, 2008;

ii)

no regulatory approvals or third party consents are required other than the approvals and consents under this Arrangement Agreement, any vote of the holders of PACE Securities or the party or parties making the Acquisition Proposal, any approval by a stock exchange and any approval by a Governmental Entity under Laws of general application;

iii)

the board of directors of PACE has determined in good faith (after receiving the advice of a nationally recognized investment banking firm that is reflected in the minutes of the board of directors of PACE) it to be a commercially feasible transaction and would, if consummated in accordance with its terms, result in a transaction superior to the Arrangement from a financial point of view to the holders of PACE Securities; and

iv)

after consultation with a nationally recognized investment banking firm, and after receiving advice of outside counsel that is reflected in the minutes of the board of directors of PACE, the board of directors of PACE concludes in good faith such action is necessary for the board of directors of PACE to discharge properly its fiduciary duties under applicable Law.

Any word or term used in this Agreement which is defined in the Act and not otherwise defined herein shall have the same meaning herein as in the Act.

1.2

Interpretation

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof', "herein" and "hereinafter" and similar expressions refer to this Agreement and not to any particular article, section, paragraph or other portion hereof and includes the schedule or schedules hereto and any agreement or instrument supplementary or ancillary hereto.

1.3

Number and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.4

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Subsidiaries

Notwithstanding any other provision hereof, to the extent any covenants contained herein relate, directly or indirectly, to a Subsidiary of PACE, each such provision will be construed as a covenant by PACE to cause (to the fullest extent to which it is legally capable) that Subsidiary to perform the required action.

1.6

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Lawful money of Canada.

1.7

Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the existing actual knowledge off any vice-president or more senior officer of such party after reasonable inquiry.

1.8

Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to that statute or the rules and regulations made thereunder in force from time to time, and any statute or rule or regulation that supplements, supersedes or replaces that statute or the rules or regulations made thereunder.

1.9

Entire Agreement

This Agreement and the other agreements and documents referred to herein, constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement and such arrangements.

1.10

Accounting Matters

Unless otherwise stated. all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made hereunder in respect of any party shall be made in a manner consistent with GAAP as historically applied by such party.

1.11

Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule A: Plan of Arrangement

ARTICLE 2
ARRANGEMENT

2.1

The Arrangement

The Arrangement will be effected by a court approved plan of arrangement under the Act in accordance with Schedule A hereto.

2.2

Purchase Price

Pursuant to the Arrangement, each holder of PACE Shares will receive from Acquisitionco, in exchange for each PACE Share held, CDN $0.38 cash per share.

2.3

Terms and Conditions of the Arrangement

The parties agree to effect the Arrangement pursuant to the provisions of section 288 of the Act on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.4

Public Announcement

Immediately upon the signing of this Agreement, the parties hereto will jointly issue for public dissemination a press release announcing the entering into of this Agreement, which press release will be satisfactory in form and substance to the parties acting reasonably. PACE will file such press release and a material change report in prescribed form and shall file both such documents with all applicable securities regulatory authorities in Canada.

2.5

PACE Support of Transaction

By executing and delivering to the Purchaser a copy of this Agreement, PACE represents and warrants to the Purchaser (and acknowledges the Purchaser's reliance on same) that:

a)

the board of directors of PACE engaged Haywood Securities Inc. as an independent financial advisor to the board of directors of PACE, and such financial advisor has delivered an oral opinion and will provide for inclusion in the Proxy Circular such financial advisor's written opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the PACE Shareholders, subject to the assumptions and limitations described in such opinion;

b)

the board of directors of PACE has concluded, as of the date hereof, that the Arrangement is in the best interests of PACE and is fair to the PACE Shareholders;

c)

the board of directors of PACE has advised it that subject to the provisions of section 5.2 relating to the existence of a Superior Proposal, all members of the board of directors of PACE intend to vote the PACE Shares held by them in favour of the Arrangement and will so represent in the Proxy Circular;

d)

the board of directors of PACE has advised it that, subject to the provisions of section 5.2 relating to the existence of a Superior Proposal and provided that Haywood Securities Inc. has not withdrawn or materially amended the fairness opinion referred to in subsection 2.5(a), all directors:

i)

have determined that the Arrangement is fair to the PACE Shareholders and is in the best interests of PACE, and will so represent in the Proxy Circular; and

ii)

will recommend that the PACE Shareholders vote in favour of the Arrangement and will so represent in the Proxy Circular.

2.6

Court Orders

As soon as practicable, but in any event not later than April 25, 2008, PACE will apply to the Court pursuant to subsection 291(1)(b) of the Act for an Interim Order providing for, among other things, the calling and holding of the PACE Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement. Subject to the approval of the Court, the requisite approval of the Arrangement shall be 66 2/3% of the votes cast at the PACE Meeting by holders of PACE Securities present in person or by proxy with PACE Shareholders, holders of PACE Options and holders of PACE Warrants voting as a single class (with each PACE Shareholder being entitled to one vote for each PACE Share held, each holder of PACE Options entitled to one vote for each PACE Option held and each holder of PACE Warrants, entitled to one vote for each PACE Warrant held) provided that 66 2/3% of the votes cast by PACE Shareholders present in person or by proxy at the PACE Meeting approve the Arrangement. If the Arrangement is approved at the PACE Meeting in accordance with the Interim Order, PACE

- - 10 -

will use best efforts to take, as soon as reasonably possible, the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct approving the Arrangement subject to the satisfaction, waiver or release of the conditions set forth in Article 4. If the Final Order is obtained, subject to the satisfaction, waiver or release of the conditions set forth in Article 4, PACE will file the Final Order, together with all supporting documents, for acceptance by the Registrar to give effect to the Arrangement pursuant to section 292 of the Act.

2.7

Consultation

PACE agrees to consult with the Purchaser and its advisors in connection with such applications to the Court and to permit the Purchaser and its counsel to review and comment upon drafts of all material to be filed by PACE with the Court and Registrar in connection with the Arrangement prior to the delivery and filing of that material and give reasonable consideration to such comments and all information regarding the Arrangement and the Purchaser. PACE also agrees to provide to counsel to the Purchaser on a timely basis copies of any notice of appearance and evidence served on PACE or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by PACE indicating any intention to appeal the Final Order.

2.8

Effective Date

The Arrangement shall become effective at the commencement of the day on the Effective Date.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1

Representations and Warranties of PACE

PACE hereby represents and warrants to the Purchaser that the statements contained in this section 3.1 are true, correct and complete, and will be true, correct and complete as of the Effective Date and acknowledges that the Purchaser is relying upon same in connection with the transactions contemplated herein:

a)

PACE is a corporation incorporated and validly existing under the Laws of British Columbia and has the corporate power to own or lease its property, to carry on its business as now being conducted, to enter into this Agreement and to perform its obligations hereunder;

b)

each of the Subsidiaries of PACE is a corporation incorporated and validly existing under the Laws of its jurisdiction of incorporation and each such Subsidiary has the corporate power to own or lease its property and to carry on its business as now being conducted by it;

c)

this Agreement has been duly authorized, executed and delivered by PACE and is a legal, valid and binding obligation of PACE, enforceable against PACE in accordance with its terms;

d)

the execution and delivery of this Agreement by PACE, the consummation by PACE of the transactions contemplated by this Agreement and the compliance by PACE with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of PACE and no other corporate proceedings requiring Securityholder approval on the part of PACE are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, subject to obtaining the requisite levels of approval of holders of PACE Securities at the PACE Meeting as set out in the Interim Order;

e)

the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not result in a breach or violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any lien in or upon any of the properties or assets of PACE or any PACE Subsidiary under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (including any right of a holder of a security of PACE or any PACE Subsidiary to require PACE or any PACE Subsidiary to acquire such security):

i)

the notice of articles or articles of PACE or the notice of articles, articles, by-laws or other constating documents of any PACE Subsidiary;

ii)

any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, obligation, undertaking, permit, concession, franchise, license or legally binding arrangement or understanding to which PACE or any PACE Subsidiary is a party or bound by or any of their respective properties or assets are bound by or subject to or otherwise under which PACE or any PACE Subsidiary has rights or benefits; or

iii)

any Law, judgment, order or decree in each case, applicable to PACE or any PACE Subsidiary or their respective properties or assets,

other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses, liens or entitlements that individually or in the aggregate are not reasonably likely to (1) have a material adverse effect on PACE, (2) impair in any material respect the ability of PACE to perform its obligations under this Agreement or (3) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement;

f)

the authorized share capital of PACE consists of an unlimited number of common shares and at the close of business on March 27, 2008:

i)

92,570,178 common shares were issued and outstanding;

ii)

options (the "PACE Options") to acquire 5,400,000 PACE Shares pursuant to the PACE Incentive Stock Option Plan were issued and outstanding, none of which are exercisable at a price less than $0.38 per share, a complete list of which has been provided to the Purchaser;

iii)

10,578,472 warrants (the "PACE Warrants") to acquire 10,578,472 PACE Shares were issued and outstanding, a complete list of which has been provided to the Purchaser; and

apart from the above, PACE has no other securities issued and outstanding or authorized to be issued;

g)

a complete list of all PSC's and licenses related to the operations of PACE, its Subsidiaries and the Mitchell JV in the PRC has been provided to the Purchaser and such PSC's and licenses are in good standing and will be in good standing at the Effective Date; no consent or approval of any Governmental Entity in the PRC is required to maintain such PSC's and licenses in good standing notwithstanding the completion of the Arrangement; no additional licenses are required by PACE, its Subsidiaries or the Mitchell JV from any Governmental Entity in the PRC to validly continue the operations of such entities in the PRC as presently conducted;

h)

PACE has prepared and filed all documents required to be filed by it with the British Columbia Securities Commission in connection with its status as a "reporting issuer" under the BCSA and other applicable legislation and with those other jurisdictions in Canada where it is a reporting issuer or the equivalent, as required to be filed by it in connection with such status and such documents, as of the date they were filed, complied in all material respects with applicable Laws and did not contain a misrepresentation;

i)

the financial statements (including the related notes) of PACE included in the Public Disclosure Documents comply in all material respects with the applicable accounting requirements and the published rules related thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of PACE and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments);

j)

no material change has occurred in relation to PACE that is not disclosed in the Public Disclosure Documents and PACE has not filed any confidential material change reports as part of the Public Disclosure Documents that continue to be confidential;

k)

other than as referred to in the Public Disclosure Documents or as set forth in a list provided to the Purchaser of such agreements, there are no agreements material to the conduct of PACE's business and except as disclosed in writing to the Purchaser, no approval or consent of any Person is needed in order that the agreements continue in full force and effect following consummation of the transactions contemplated hereby;

(l)

since February 28, 2007, and except as disclosed in the Public Disclosure Documents:

i)

PACE and its Subsidiaries have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice;

ii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that has had or is reasonably likely to have a Material Adverse Change has been incurred;

iii)

there has not been any granting by PACE or any PACE Subsidiary to any current or former director, officer, employee, independent contractor or consultant of PACE or any PACE Subsidiary of any bonus opportunity or any increase in any type of compensation or benefits, except for grants of bonus opportunities and increases of base compensation, in each case, prior to the date of this Agreement in the ordinary course of business consistent with past practice; and

iv)

there has not been any event that has caused a Material Adverse Change.

m)

except as set forth or reflected in the Public Disclosure Documents, or as disclosed previously in writing to the Purchaser, there is no claim, action, proceeding or investigation pending or, to the knowledge of PACE, threatened against or relating to PACE or any of its Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Change or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor to PACE's knowledge is there any basis for any such claim, action, proceeding or investigation;

n)

neither PACE nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Change or prevent or materially delay consummation of the transactions contemplated by this Agreement;

o)

other than the PACE Options and the PACE Warrants, no Person has any agreement, option, right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, options, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued securities of PACE or of any PACE Subsidiary;

p)

no consent, approval, order or authorization of, or registration, or declaration with, any third parties or Governmental Entity with jurisdiction over PACE or any PACE Subsidiary is required to be obtained by PACE or any PACE Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Arrangement, except for those consents, orders, authorizations, declarations, registrations or approvals which are contemplated by this Agreement or those consents, orders, authorizations, declarations, registrations or approvals that, if not obtained, would not, individually or in the aggregate, prevent or materially delay the consummation of the Arrangement or otherwise prevent PACE from performing its obligations under this Agreement and could not reasonably be expected to have a material adverse effect on PACE;

q)

the corporate records and minute books of PACE and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, and have been made available to the Purchaser;

r)

the information with respect to PACE and any PACE Subsidiary to be included in the Proxy Circular will not contain any misrepresentations;

s)

the Proxy Circular and all related solicitation material will comply with applicable Laws;

t)

no Acquisition Proposal is currently under discussion, consideration or negotiation with any third party;

u)

Haywood Securities Inc. has not withdrawn or materially amended the fairness opinion referred to in subsection 2.5(a); and

v)

no broker, investment banker, financial advisor or other similar Person, other than Haywood Securities Inc., the fees and expenses of which will be paid by PACE, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of PACE.

3.2

Representations and Warranties of the Purchaser

GREKA and Acquisitionco hereby jointly and severally represent and warrant to and in favour of PACE that the statements contained in this section 3.2 are true, correct and complete, and will be true, correct and complete as of the Effective Date and acknowledge that PACE is relying upon same in connection with the transaction contemplated herein:

a)

GREKA is a corporation duly incorporated, organized and validly subsisting under the laws of the Cayman Islands and has the corporate power and authority to own its properties and assets and to carry on its business as being conducted;

b)

to GREKA 's knowledge, nothing in the ownership of its voting securities should cause the transactions contemplated hereby to be reviewable under the Investment Canada Act or the Competition Act (Canada);

c)

Acquisitionco is a corporation duly incorporated, organized and validly subsisting under the laws of British Columbia and has the corporate power and authority to own its properties and assets and to carry on its business as being conducted;

d)

the board of directors of each of GREKA and Acquisitionco and the shareholders of Acquisitionco (by special resolution as defined in the Act) have duly authorized the execution and delivery of this Agreement and the transactions contemplated by this Agreement;

e)

this Agreement has been duly authorized, executed and delivered by GREKA and Acquisitionco and is a legal, valid and binding obligation enforceable against GREKA and Acquisitionco in accordance with its terms;

f)

the execution and delivery of this Agreement does not, and the Arrangement will riot, result in a breach or violation of any term or provision of GREKA's constating documents or Acquisitionco's notice of articles or articles or any agreement or other instrument to which either of them is a party or by which it is bound;

g)

the authorized capital of Acquisitionco consists of an unlimited number of Acquisitionco Common Shares of which as of the date hereof 100 Acquisitionco Common Shares are issued and outstanding, all of which are owned by GREKA;

h)

as of the Effective Date, Acquisitionco will have no material indebtedness or liabilities;

i)

the information with respect to and supplied by Acquisitionco to be included in the Proxy Circular will not contain any misrepresentation; and

j)

GREKA and Acquisitionco have made adequate arrangements to ensure that sufficient funds will be available at the Effective Date to enable Acquisitionco to fulfill Acquisitionco's obligations under this Agreement and complete the Arrangement and to pay all related fees and expenses.

3.3

Covenants of PACE

PACE covenants and agrees with the Purchaser that until the earlier of the Effective Date or the date upon which this Agreement is terminated in accordance with section 6.5, it will:

a)

forthwith assemble and make available to the Purchaser and its advisors all information and access to individuals and management advisors and materials (the "Due Diligence Information and Materials") which are reasonably required in order to conduct a due diligence investigation of PACE by the Purchaser, the specifics in respect of which have been provided to the Shareholders in writing by the Purchaser;

b)

forthwith submit a budget to the Purchaser, for the Purchaser's approval, with respect to its operations from the date hereof to the Effective Date;

c)

in a timely and expeditious manner:

i)

use its best efforts to carry out the terms of the Interim Order as are required to be carried out by PACE after the issuance thereof;

ii)

prepare, in consultation with the Purchaser and provide drafts to the Purchaser for review and comment, and file the Proxy Circular in prescribed form, and in form and content acceptable to the Purchaser acting reasonably, with respect to the PACE Meeting in all jurisdictions where the same is required to be filed and mail and distribute the same as ordered by the Interim Order and in accordance with all applicable Laws (subject to compliance by the Purchaser with its obligations under subsection 3.4(a)), complying in all material respects with all applicable Laws on the date of mailing thereof and, as it relates to the Arrangement and PACE, to ensure the Proxy Circular does not contain any misrepresentation under such applicable Laws as it relates to PACE and deliver to the Purchaser a certificate to that effect upon demand by the Purchaser. PACE shall indemnify and hold harmless the Purchaser and its directors and officers from and against all claims, damages, liabilities, actions or demands to which they may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by PACE and included in the Proxy Circular having contained a misrepresentation;

iii)

solicit proxies for the approval of the Arrangement in accordance with the Proxy Circular, the Interim Order and all applicable Laws;

iv)

convene the PACE Meeting and distribute copies of this Agreement (or a written summary thereof prepared by PACE in form and substance reasonably satisfactory to the Purchaser), in each case as ordered by the Interim Order and pursuant to applicable Laws; and

v)

provide notice to the Purchaser of the PACE Meeting and allow the Purchaser's representatives to attend the PACE Meeting;

d)

conduct the PACE Meeting in accordance with the Interim Order, the provisions of applicable Laws, the articles of PACE and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

e)

in a timely and expeditious manner, prepare, in consultation with the Purchaser and provide drafts to the Purchaser for review and comment, and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Proxy Circular with respect to the PACE Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

f)

subject to the approval of the Arrangement at the PACE Meeting in accordance with the provisions of applicable Laws and the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

g)

subject to the receipt of the Final Order, the satisfaction or waiver of the conditions precedent in favour of PACE and the receipt of the written confirmation of Acquisitionco that the conditions precedent in favour of Acquisitionco have been satisfied or waived, forthwith carry out the terms of the Final Order;

h)

except for proxies and non-substantive communications, furnish promptly to the Purchaser a copy of each notice, report, schedule or other document or communication delivered, filed or received by PACE in connection with the Arrangement, the Interim Order, the Final Order, the PACE Meeting or any other meeting of PACE security holders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory or governmental authorities in connection with or in any way affecting the transactions contemplated herein, and from time to time (or at such times as the Purchaser may reasonably request) request from PACE's transfer agent reports of proxy voting with respect to the PACE Meeting and any other such meeting and furnish promptly to the Purchaser copies of such reports and related materials;

i)

use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article 4 hereof to the extent the same are within its control and use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and implement the Arrangement in the most expeditious manner, including using its commercially reasonable efforts to:

i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts and such waivers, consents and approvals shall be on terms and conditions reasonably satisfactory to the Purchaser;

ii)

obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws;

iii)

effect all necessary registrations and filings and submissions of information requested by any regulatory or governmental authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either of the Purchaser or

PACE before any regulatory or governmental authorities to the extent permitted by such authorities;

iv)

oppose, lift or rescind any injunction or restraining order or other order or oppose and defend any action seeking to stop or otherwise adversely affecting the ability of PACE to consummate the Arrangement (and the Purchaser shall have the right to participate in the opposition or defence process);

v)

fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement; and

vi)

cooperate and consult with the Purchaser in connection with the performance by PACE or the Purchaser of their respective obligations hereunder and any other agreements material to completion of the Arrangement;

j)

subject to applicable Laws, not take any action, refrain from taking any action, or permit any action to be taken or not taken inconsistent with this Agreement or which could reasonably be expected to impede the implementation of the Arrangement;

k)

during the period from the date hereof and continuing until the earlier to occur of the termination of this Agreement or the Effective Date, unless the Purchaser shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, PACE shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice; pay its debts and taxes when due, in the ordinary course and substantially the same manner as previously paid, except for any debts or taxes which are being contested in good faith by PACE, pay or perform its other material obligations when due in the ordinary course in substantially the same manner as previously paid or performed, to maintain and keep its assets, properties and equipment in good repair, working order and condition, in a manner consistent with past practices and in compliance with applicable agreements or contractual obligations, and use its reasonable commercial efforts, consistent with past practices and policies to preserve intact its present business, organization and goodwill, and preserve its relationships with officers, employees, consultants, strategic partners, research collaborators and others having material business dealings with it. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, during the period from the date hereof and continuing until the earlier to occur of the termination of this Agreement or the Effective Date, without the prior written consent of the Purchaser acting reasonably or as otherwise expressly contemplated by this Agreement, PACE shall not, directly or indirectly:

i)

issue, sell, pledge, lease, convey, transfer, assign, license, hypothecate, dispose of, encumber or agree to issue, sell, pledge, lease, convey, transfer, assign, license, hypothecate, dispose of or encumber:

(A)

any additional securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities of PACE (other than pursuant to the exercise of PACE Options or PACE Warrants currently outstanding in accordance with their existing terms); or

(B)

except in the ordinary course of business, any other tangible or intangible assets or property of PACE, including intellectual property rights, fixtures, office equipment, furnishings, furniture, software and computers;

ii)

split, combine or reclassify any outstanding PACE Shares or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the PACE Shares;

iii)

redeem, purchase or offer to purchase any PACE Shares or any other securities of PACE or any rights, warrants or options to acquire PACE Shares or other securities of PACE;

iv)

acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person (including any division) or acquire or agree to acquire any material assets;

v)

commence to undertake an expansion of its business facilities or enter into any sub-lease agreement with respect to its facilities;

vi)

borrow, guarantee the payment of any indebtedness or current indebtedness for money borrowed or issue or sell any non-convertible debt securities other than accounts receivable incurred in the ordinary course of business or indebtedness incurred with the financing of working capital, provided that notwithstanding anything in this Agreement, PACE shall be entitled and permitted to borrow up to $1,500,000 at an interest rate of not more than 6% per annum from non-ann's length persons or 12% from arm's length persons on terms acceptable to GREKA, acting reasonably;

vii)

make or rescind any material express or deemed election relating to taxes, settle or compromise any material action relating to taxes, amend any material tax return except in each case in the ordinary course of business consistent with past practice or as required by Law, or except as may be required by applicable Law, make any change to any of its accounting methods with respect to taxes (including its reporting of income or deductions, cost basis or its write offs of accounts receivable);

viii)

fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;

ix)

change its methods of accounting as in effect on February 28, 2007 or take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

x)

enter into, modify, amend or terminate any material contracts or waive, release or assign any material rights or claims;

xi)

make or commit to make any capital expenditures or make any cash disbursement outside of the budget referred to in section 3.3(b) or for any single item or related series of items with a value in excess of $10,000;

xii)

alter or amend its notice of articles or articles or the articles or by-laws (or similar constating documents) of any PACE Subsidiary as the same exist at the date of this Agreement;

xiii)

initiate, compromise or settle any litigation or arbitration proceeding;

xiv)

enter into or modify (or promise to enter into or modify) any employment or compensation or severance policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors of PACE or modify any employee benefit plan other than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof;

xv)

authorize any of, or commit, resolve or agree to take any of, the foregoing actions; and

1)

in all material respects conduct itself so as to keep the Purchaser fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business, and to that effect permit the Purchaser to appoint an individual to act as an observer at meetings of the board of directors of PACE except where such meetings are with respect to an Acquisition Proposal or Superior Proposal, provided that PACE shall have complied with its obligations pursuant to section 5.4 and shall have advised GREKA of the date of such meetings and their outcome.

3.4

Covenants of the Purchaser

The Purchaser covenants arid agrees with PACE that, until the earlier of the Effective Date or the date upon which this Agreement is terminated in accordance with section 6.5, it will:

a)

furnish, on a timely basis, all such information regarding the Purchaser as may be reasonably required to be included in the Proxy Circular under the requirements of applicable Laws and to review drafts of the Proxy Circular provided by PACE to the Purchaser pursuant to this Agreement and provide all necessary comments thereon to PACE to ensure that the Proxy Circular does not any contain any misrepresentation under applicable Laws as it relates to the Purchaser, and deliver to PACE a certificate to that effect upon demand by PACE. The Purchaser shall indemnify and hold harmless PACE and its directors and officers from and against all claims, damages, liabilities, actions or demands to which they may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by the Purchaser and included in the Proxy Circular having contained a misrepresentation;

b)

use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article 4 hereof to the extent the same are within its control and to use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement in the most expeditious manner, including using its commercially reasonable efforts to:

i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

ii)

obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws;

iii)

effect all necessary registrations and filings and submissions of information requested by any regulatory or governmental authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either of the Purchaser or PACE before any regulatory or governmental authorities to the extent permitted by such authorities;

iv)

oppose, lift or rescind any injunction or restraining order or other order or oppose and defend any action seeking to stop or otherwise adversely affecting the ability of the Purchaser and PACE to consummate the Arrangement (and PACE shall have the right to participate in the opposition or defence process);

v)

fulfil all conditions and satisfy all provisions of this Agreement, the Arrangement; and

vi)

cooperate with PACE in connection with the performance by PACE of its obligations hereunder and any other agreements material to completion of the Arrangement;

c)

subject to applicable Laws, not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which could reasonably be expected to impede the consummation of the Arrangement;

d)either:

i)

if requested by PACE, subscribe for a 12% convertible secured debenture in the principal amount of $1,500,000 from PACE upon the terms and conditions set out in the draft form of debenture certificate agreed to by PACE and GREKA; or

ii)

at the closing of the Arrangement, repay the entire outstanding amount of any loan obtained by PACE as permitted by paragraph 3.3(k)(vi) if required by its terms.

3.5

Survival of Representations and Warranties

The representations and warranties contained herein and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the completion of the Arrangement.

ARTICLE 4
CONDITIONS

4.1

Mutual Conditions Precedent

The obligations of the Purchaser and PACE to complete the Arrangement are subject to the fulfilment of the following conditions on or before the Effective Date:

a)

the Interim Order shall have been granted in form and substance satisfactory to the Purchaser and PACE, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Acquisitionco or PACE, each acting reasonably, on appeal or otherwise;

b)

all necessary resolutions of PACE Shareholders and holders of PACE Options and PACE Warrants relating to the Arrangement shall have been duly passed, including as required under the Act, the terms of the Interim Order and MI 61-101;

c)

the Final Order shall have been granted in form and substance satisfactory to the Purchaser and PACE, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Purchaser or PACE, each acting reasonably, on appeal or otherwise;

d)

all documents necessary to complete the Arrangement (in form and content acceptable to the Purchaser and PACE, each acting reasonably) shall have been filed with and accepted for filing by the Registrar on or before June 30, 2008;

e)

there shall be no action taken under any applicable Laws or by any regulatory or governmental authority that:

ii)

makes it illegal or otherwise, directly or indirectly, restrains, enjoins or prohibits the Arrangement;

ii)

results in a judgment or assessment of damages, directly or indirectly, relating to the Arrangement that is materially adverse to the Purchaser or PACE on a consolidated basis; or

iii)

would impose any condition or restriction upon the Purchaser or PACE (after giving effect to the Arrangement) which would so materially adversely affect the economic or business benefits of the Arrangement as to render inadvisable the consummation of the Arrangement;

f)

all consents, waivers, permits, orders and approvals of all regulatory or Governmental Entities or other third parties and the expiry of any waiting period in connection with, or required to permit the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would be materially adverse to the Purchaser and PACE taken as a whole or materially impede the completion of the Arrangement, have been obtained or received on terms that will not have a material adverse effect on the Purchaser and PACE taken as a whole and reasonably satisfactory evidence thereof has been delivered to each of the Purchaser and PACE; and

g)

the Purchaser shall have funding available to fund the implementation of the Arrangement.

The foregoing conditions precedent are for the mutual benefit of the Purchaser and PACE and may be waived, in whole or in part, jointly by the Purchaser and PACE at any time. If any of the conditions shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, subject to section 6.4 hereof, either the Purchaser or PACE may rescind and terminate this Agreement by written notice to the other, and will have no other right or remedy, except as set forth in section 6.5.

4.2

Conditions Precedent for the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall be conditional upon the satisfaction or waiver on or prior to the Effective Date of the following conditions:

a)

this Agreement and the transactions contemplated by it shall have been approved by the board of directors of GREKA;

b)

GREKA being satisfied with the results of its due diligence review, provided that if notice is not given by GREKA to PACE prior to the date which is 30 days following the date hereof that it is not satisfied with its due diligence, then GREKA shall be deemed to have waived this condition;

c)

from the date hereof until the Effective Date, there not having been any Material Adverse Change in, or the discovery of any previously undisclosed material fact which has or will have a material adverse effect on, the business, operations, financial condition, or assets of PACE;

d)

PACE having performed each covenant or obligation respectively to be performed by it hereunder on or prior to the Effective Date, if the failure to perform such covenant or obligation would have a material adverse effect on the business, assets, financial condition or results of operations of PACE;

e)

the representations and warranties of PACE set out in this Agreement being true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement and except for any failures or breaches of representations and warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of PACE;

f)

the PACE Warrantholders and holders of PACE Options who have exercised Dissent Rights pursuant to the Interim Order shall in aggregate hold no more than 10% of the total issued and outstanding PACE Securities immediately before the Effective Date;

g)

the Purchaser shall have received confirmation to its satisfaction from the appropriate Govermnental Entities in the PRC as to (i) the good standing of the PSC's and licenses referred to in section 3.1(g) and (ii) the receipt of any approvals required to keep the PSC's and licenses in good standing notwithstanding the Arrangement; and

h)

an officer's certificate of PACE, attesting to PACE's compliance with subsection 3.3(c)(ii), has been delivered to the Purchaser.

The foregoing conditions precedent are for the benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser at any time. If any of the conditions shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, subject to section 6.4 hereof, the Purchaser may rescind and terminate this Agreement by written notice to PACE, and will have no other right or remedy, except as set forth in section 6.5.

4.3

Conditions Precedent for PACE

The obligations of PACE to complete the transactions contemplated by this Agreement shall be conditional upon the satisfaction or waiver on or prior to the Effective Date of the following conditions:

a)

the Purchaser having performed each covenant or obligation respectively to be performed by it hereunder on or prior to the Effective Date, if the failure to perform such covenant or obligation would have a material adverse effect on the business, assets, financial condition or results of operations of PACE or the ability of the Purchaser to complete the transactions contemplated hereby;

b)

the representations and warranties of the Purchaser set out in this Agreement being true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement and except for any failures or breaches of representations and warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of PACE;

c)

an officer's certificate, attesting to the Purchaser's compliance with subsection 3.4(a), has been delivered to PACE; and

d)

any loan entered into by PACE pursuant to section 3.3(k)(vi) shall have been repaid if required by its terms.

The foregoing conditions precedent are for the benefit of PACE and may be waived, in whole or in part, by PACE at any time. If any of the conditions shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, subject to section 6.4 hereof, PACE may rescind and terminate this Agreement by written notice to the Purchaser, and will have no other right or remedy, except as set forth in section 6.5.

ARTICLE 5
NON-SOLICITATION AND STANDSTILL

5.1

Non-Solicitation

Subject to section 5.2, PACE will not, directly or indirectly, through any officer, director, employee, shareholders, investment banker, legal advisor, representative, accountant or other agent of PACE or any of its Subsidiaries or otherwise:

a)

solicit, initiate, encourage or take any action to facilitate the submission or initiation of any inquiries or proposals regarding any matter or thing inconsistent with the successful completion of the Arrangement;

b)

participate in any discussions or negotiations regarding, furnish information with respect to, otherwise cooperate with, assist, participate in, facilitate or encourage any effort or attempt by any Person to do or seek to do any matter or thing inconsistent with the successful completion of the Arrangement;

c)

make or authorize any statements, recommendation or solicitation in support of any offer or proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal; or

d)

otherwise encourage any effort or attempt by any Person to do or seek any of the foregoing.

5.2

Superior Proposal

Notwithstanding the provisions of section 5.1, PACE, in response to an Acquisition Proposal, may negotiate, provide confidential information and explore or otherwise engage in substantive discussions with such third party regarding a competing offer, but only if:

a)

such proposal did not result from a breach of section 5.1 or this section 5.2; and

b)

the board of directors of PACE determines, in good faith and exercising its reasonable judgment, that it should deal with the competing offer:

i)

after consultation with and the receipt of written advice from a qualified financial advisor that the competing offer is or could result in a Superior Proposal; and

ii)

after consultation with and the receipt of advice from its outside legal counsel that taking such action is required to comply with the fiduciary duties of the board of directors of PACE under applicable Law.

5.3

Termination of Negotiations

PACE shall immediately cease and cause to be terminated any existing discussions or negotiations with all parties (other than the Purchaser) that have, prior to the date of this Agreement, made an Acquisition Proposal or who are known by PACE to be considering making an Acquisition Proposal. Except as otherwise expressly permitted herein, PACE shall not allow or permit access to any data or information rooms regarding PACE except to the Purchaser and its representatives and advisors. PACE will not release any third party, in whole or in part, from any confidentiality or stand-still agreement to which PACE and such third party are a party, and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with PACE relating to a potential Acquisition Proposal, and shall use all reasonable efforts to ensure that such requests are honoured and to immediately advise the Purchaser of any responses or action (actual, anticipated, contemplated or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

5.4

Notification of Acquisition of Proposal

PACE shall notify the Purchaser promptly after receipt by it of any Acquisition Proposal, any request for non-public infoiniation relating to PACE or any of its Subsidiaries known by PACE to be in connection with an Acquisition Proposal, or any request for access to the properties, books or records of PACE or any Subsidiary by any Person. Such notice to the Purchaser shall be made orally and in writing, and shall include details of the proposal, inquiry or contact as the Purchaser may reasonably request including the identity of the Person making such proposal, inquiry or contact and shall include a copy of any written form of Acquisition Proposal.

5.5

No Disclosure of Non-Public Information

Except as expressly permitted herein, PACE shall not provide any material non-public information to any party in connection with any potential or actual Acquisition Proposal. However, in the event that the board of directors of PACE receives a request for material non-public information from a party who makes a Superior Proposal, PACE may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between PACE and the Purchaser, provide such party with access to any information regarding PACE and its Subsidiaries, provided that PACE complies with its obligations to notify the Purchaser of such request and sends a copy of any such confidentiality agreement to the Purchaser upon its execution together with copies of any information provided to such Person.

5.6

Right to Match Superior Proposal

If, before the earlier of the Effective Time or termination of this Agreement, PACE receives an Acquisition Proposal that the board of directors of PACE determines is a Superior Proposal, PACE shall notify the Purchaser as soon as practicable and provide to the Purchaser a copy of the document evidencing such Superior Proposal. PACE shall not approve or implement or enter into any agreement to approve or implement such Superior Proposal except concurrently with the termination of this Agreement in accordance with its terms. PACE shall not terminate this Agreement in connection with a Superior Proposal unless: (i) PACE shall have complied with its non-solicitation and notification obligations under this Agreement; (ii) PACE shall have notified the Purchaser in writing that it intends to enter into a binding agreement with respect to such Superior Proposal subject to the Purchaser's opportunity to match such proposal and attach the most current version of Superior Proposal to such notice; and (iii) the Purchaser shall not have made, within five Business Days after receipt of PACE's written notice of the Superior Proposal, an offer that the board of directors of PACE shall have reasonably concluded in good faith (following consultation with its financial advisor and outside counsel) is as favourable to the Shareholders as such Superior Proposal.

ARTICLE 6

GENERAL

6.1

Public Disclosure

The parties hereto shall consult with each other before making any public disclosure or announcement of or pertaining to this Agreement, and agree that any such disclosure or announcement shall be mutually satisfactory to both parties, provided that this section 6.1 shall not apply in the event that either party hereto is advised by counsel that certain disclosures or announcements, which the other party after reasonable notice will not consent to, may reasonably be considered to be required to be made under applicable Laws, stock exchange rules or regulatory policy.

6.2

Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.3

Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements between the parties with respect to such subject matter.

6.4

Cure Provisions

Each of the Purchaser and PACE will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

a)

cause any of the representations or warranties of it contained herein to be untrue or inaccurate in any material aspect on the date hereof or at the Effective Date; or

b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder prior to the Effective Date.

Neither the Purchaser nor PACE may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 4 or any termination right arising therefrom unless forthwith and in any event prior to the filing of the documents necessary to complete the Arrangement for acceptance by the Registrar as contemplated herein, the party hereto intending to rely thereon has delivered a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition precedent or termination right, as the case may be. If any such notice is delivered, provided that the other party is proceeding diligently to cure such matter and such matter is capable of being cured, no party may terminate this Agreement until notice has been delivered prior to the date of the PACE Meeting, such meeting shall be postponed for a period not exceeding 21 days, unless otherwise agreed by the parties. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Plan of Arrangement with the Registrar, such application and such filing shall be postponed for a period not to exceed 21 days, unless otherwise agreed by the parties.

6.5

Termination

This Agreement may be terminated:

a)

at any time:

i)

by mutual written consent of PACE and the Purchaser; or

ii)

as provided in Article 4, subject to the cure provisions of section 6.4;

b)

by the Purchaser by written notice to PACE if:

i)

the board of directors of PACE withdraws or changes, in a manner adverse to the Purchaser, its approval, recommendation or support of the Arrangement as contemplated by section 2.5;

ii)

the board of directors of PACE has approved, recommended or voted in favour of any Acquisition Proposal other than the Arrangement;

iii)

holders of PACE Warrants or holders of PACE Options holding more than 10% of the PACE Securities in the aggregate are dissenting;

iv)

there is a Material Adverse Change;

c)

by PACE by written notice to the Purchaser if PACE enters into any agreement in respect of a Superior Proposal, provided such proposal did not result from a breach of Article 5.

In the event of the termination of this Agreement as permitted above, this Agreement shall forthwith cease to have further effect and neither the Purchaser nor PACE will have any further liability or obligation to the other. Nothing contained in this section 6.5 will relieve or have the effect of resulting in relieving either the Purchaser or PACE in any way from liability for damages incurred or suffered by the other as a result of a breach of this Agreement by the Purchaser or PACE, as the case may be, or the acting in bad faith by the Purchaser or PACE, as the case may be, intended and designed to prevent the conditions precedent set out in this Agreement from being satisfied.

6.6

Amendment

This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

a)

change the time for performance of any of the obligations or acts of the parties hereto;

b)

waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

c)

waive compliance with or modify any of the conditions precedent contained herein,

provided that no such amendment shall change the provisions hereof regarding the amount and timing of the consideration to be received by PACE Shareholders, without approval of such shareholders, given in the same manner as required for the approval of the Arrangement.

6.7

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, provided that the exclusion of such provision does not materially alter the spirit and intent of this Agreement, the remaining provisions or parts thereof shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

a)

the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.8

Guarantee

GREKA covenants that it will cause Acquisitionco to perform its obligations under this Agreement and that it will guarantee the performance of Acquisitionco's obligations hereunder. GREKA and Acquisitionco's obligations are joint and several.

6.9

Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

6.10

TSX Venture Exchange Approval

This Agreement is subject to the approval of the TSX Venture Exchange.

6.11

Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and shall in all respects be treated as a British Columbia contract, but the reference to such Laws shall not, by conflict of Laws rules or otherwise, require the application of the Law of any jurisdiction other than the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

6.12

Notice

Any notice or other communication (each in this section, a "Notice") which is required or permitted hereunder shall be communicated confidentially, shall be in writing and shall be sufficiently given or made if delivered by hand and left with a receptionist or other responsible employee of the relevant party at the address set forth below, or sent by facsimile transmission, in each case during normal business hours on a Business Day addressed as follows:

a)

To the Purchaser, addressed as follows:

GREKA China Ltd.

Suite 3308, Two Exchange Square

Central, Hong Kong

Attention: Randeep Grewal

Facsimile: 011-852-371-0086

With a copy to:

Owen Bird Law Corporation

2900 — 595 Burrard Street

Vancouver, British Columbia

Canada, V7X 1J5

Attention: Douglas Johnson

Facsimile: 604-632-4459

b)

To PACE, addressed as follows:

Pacific Asia China Energy Inc.

1620 Dickson Avenue, Suite 700

Kelowna, BC V1Y 9Y2

Attention: Devinder Randhawa

Facsimile: 250-868-8493

With a copy to:

Blake, Cassels & Graydon LLP

2600 - 595 Burrard Street

P.O. Box 49314 Van Stn Bentall Centre

Vancouver, BC V7X 1L3

Attention: Robert Wooder

Facsimile: 604-631-3309

Each Notice sent in accordance with this section shall be deemed to have been received on the day of delivery, if delivered as aforesaid and on the day of sending by facsimile transmission as aforesaid, or on the first Business Day thereafter if delivered or sent otherwise than during normal business hours on a Business Day. Either party may change its address for Notice by giving notice to the other party pursuant to this section 6.12.

6.13

Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of this Agreement by facsimile or electronic transmission shall constitute valid and effective delivery.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GREKA CHINA LTD.

Per:  (Signed) Randeep Grewal

Authorized Signatory

GREKA ACQUISITIONS LTD.

Per:  (Signed) Randeep Grewal

Authorized Signatory

PACIFIC ASIA CHINA ENERGY INC.

Per:  (Signed) Devinder Randhawa

Authorized Signatory

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

a)

"Acquisitionco" means GREKA Acquisitions Ltd., a company incorporated under the laws of British Columbia;

b)

"Arrangement" means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 6.6 of the Arrangement Agreement, (ii) in accordance with Article 6, or (iii) at the direction of the Court in the Final Order;

c)

"Arrangement Agreement" means the agreement dated March 27, 2008 among GREKA, Acquisitionco and PACE, as the same may be supplemented or amended from time to time;

d)

"Arrangement Resolution" means the resolution of the Securityholders approving the Arrangement in accordance with Section 289 of the BCBCA;

e)

"BCBCA" means the Business Corporations Act (British Columbia) S.B.C. 2002, c.57 including all regulations made thereunder, as amended;

f)

"Business Day" means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, Sunday or a day observed as a holiday in Vancouver under the laws of the Province of British Columbia or federal laws of Canada;

g)

"Common Shares" means the issued and outstanding common shares in the capital of PACE, from time to time;

h)

"Common Shareholders" means the Holders of Common Shares;

i)

"Court" means the Supreme Court of British Columbia;

j)

"Depositary" means such institution as Acquisitionco may determine prior to the mailing of the Letter of Transmittal by notice in writing to PACE;

k)

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 4.1;

l)

”Dissenting Option" means the Options held by Dissenting Optionholders;

m)

"Dissenting Optionholders" means Optionholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

n)

"Dissenting Securities" means Securities held by dissenting Securityholders;

o)

"Dissenting Securityholders" means Securityholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

p)

"Dissenting Share" means the Common Shares held by Dissenting Shareholders;

q)

"Dissenting Shareholders" means Common Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

r)

"Dissenting Warrant" means the Warrants held by Dissenting Warrantholders;

s)

"Dissenting Warrantholders" means Warrantholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

t)

"Effective Date" means the date upon which all of the conditions to the completion of the Arrangement as set out in Article 4 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the parties thereto, acting reasonably;

u)

"Effective Time" means the time on the Effective Date as specified in writing by PACE in a notice delivered to the other parties to the Arrangement Agreement;

v)

"Final Order" means the order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal;

w)

"GREKA" means GREKA China Ltd., a company existing under the laws of the Cayman Islands;

x)

"Holder", when used with reference to (a) Common Shares, means the holder of such shares shown from time to time in the central securities register maintained by or on behalf of PACE in respect of the Common Shares, (b) Options, means the holder of such Option shown from time to time in the central securities register maintained by or on behalf of PACE in respect of the Options, and (c) Warrants, means the holder of such Warrant shown from time to time in the central securities register maintained by or on behalf of PACE in respect of the Warrants;

y)

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court;

z)

"Letter of Transmittal" means the letter of transmittal to he delivered by PACE to the Securityholders providing for the delivery of the Common Shares and Options, as applicable, to the Depositary;

aa)

"Liens" means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right or third parties or other charge or encumbrance, including the lien of retained title of a conditional vendor, and any easement, servitude, right-of-way or other encumbrance on title to real or immovable property or personal or movable property;

bb)

"Meeting" means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

cc)

"Notice of Dissent" means a notice of dissent duly and validly given by a Holder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

dd)

"Optionholder" means a Holder of Options;

ee)

"Options" means the options to acquire common shares in the capital of PACE granted under the Stock Option Plan;

ff)

"PACE" means Pacific Asia China Energy Inc., a company existing under the laws of British Columbia;

gg)

"Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

hh)

"Purchase Price" means CDN $0.38 for each Common Share less the amount of any dividend or distribution paid in respect of each Common Share from the date hereof to the Effective Time;

ii)

"Securities" means the Common Shares, the Warrants and the Options;

jj)

"Securityholders" at any time means, collectively, the Common Shareholders and Optionholders and Warrantholders at such time;

kk)

"Stock Option Plan" means the PACE Incentive Stock Option Plan of PACE;

11)

"Tax Act" means the Income Tax Act (Canada);

mm)

"Warrants" means the share purchase warrants to acquire common shares in the capital of PACE; and

nn)

"Warrantholder" means a Holder of Warrants.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "paragraph" followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3

Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6

Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

At the Effective Time, the Arrangement shall be binding upon PACE, the Holders, Acquisitionco and GREKA.

ARTICLE 2
ARRANGEMENT

3.1

The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur at the times set out below, in each case without any further authorization, act or formality of PACE, any Holder, Acquisitionco or any other person.

a)

At the Effective Time:

i)

all of the Options and Warrants granted and outstanding immediately prior to the Effective Time will be cancelled (including Dissenting Options and Dissenting Warrants subject to the right of Dissenting Optionholders and Dissenting Warrantholders to be paid fair market value for the Dissenting Warrants and Dissenting Options);

ii)

the Stock Option Plan will be cancelled;

b)

Immediately after the steps in Section 3.1(a) occur:

i)

all Common Shares outstanding immediately prior to the Effective Time (including Dissenting Shares and any Common Shares issued pursuant to the exercise of any Option or Warrant duly exercised prior to the Effective Time in accordance with the provisions of the Stock Option Plan and the option agreement evidencing any such Option and the warrant certificate evidencing any such Warrant), will be and be deemed to be transferred by the Common Shareholders to Acquisitionco (free and clear of any Liens) in exchange for a cash payment equal to (A) the Purchase Price for each Common Share other than Dissenting Shares, (B) the fair value as set out in Section 4.1(a) for each Dissenting Share to which Section 4.1(a) applies, and (C) in respect of any Common Shareholder who exercises Dissent Rights and who is ultimately not entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights, the Purchase Price for each such Common Share; and

ii)

with respect to each Common Share:

(A)

the holder thereof will cease to be the holder of such Common Share;

(B)

the holder's name will be removed from the central securities register with respect to such Common Shares; and

(C)

legal and beneficial title to such Common Share will vest in Acquisitionco and Acquisitionco will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares (free and clear of any Liens) and will be entered in the central securities register as the sole holder thereof and the Ruiner holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share.

3.2

Adjustments to Consideration

The consideration payable with respect to each Common Share transferred pursuant to Section 3.1(b)(i)(A) or (C) and each Option and Warrant terminated and cancelled pursuant to Section 3.1(a) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Common Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4
DISSENT RIGHTS

4.1

Rights of Dissent

Pursuant to the Interim Order, each Securityholder may exercise rights of dissent ("Dissent Rights") under Division 2 of Part 8 of the BCBCA as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement. Common Shareholders who duly exercise such rights of dissent and who:

a)

are ultimately determined to be entitled to be paid fair value for the Securities in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Securities to Acquisitionco pursuant to Section 3.1(b)(i)(B) in consideration of such fair value; or

b)

are ultimately not entitled, for any reason, to be paid fair value for the Securities in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Securityholder that has not exercised Dissent Rights, as at and from the time specified in Section 3.1(b)(i)(B) for the consideration set forth in Section 3.1(b)(i)(C);

but in no case will GREKA, Acquisitionco, PACE or any other person be required to recognize such holders as Common Shareholders after the completion of the step set forth in Section 3.1(a) and each Dissenting Securityholder will cease to be entitled to the rights of a Securityholder in respect of the Securities in relation to which such Dissenting Securityholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Securities as and from the Effective Time.

ARTICLE
CERTIFICATES AND PAYMENTS

5.1

Payments of Consideration

a)

At or before the Effective Time, Acquisitionco will deposit, and GREKA will cause Acquisitionco to deposit, with the Depositary in escrow for the benefit of the Common Shareholders, cash in the aggregate amount equal to the payments contemplated by Section 3.1(b)(i) (calculated without reference to whether any Common Shareholders have exercised or may exercise Dissent Rights). As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged under the Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder of such surrendered certificate will be entitled to receive in exchange therefor, the cash which such Common Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 5.4 and any certificate so surrendered will forthwith be cancelled. The cash deposited with the Depositary will be held in an interest-bearing account and any interest earned on such funds will be for the account of Acquisitionco.

b)

Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed after the time described in Section 3.1(b)(i) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.4.

c)

Subject to Section 5.3, PACE, Acquisitionco and GREKA will cause the Depositary, as soon as practicable following the time the former holder of Common Shares becomes entitled to a cash payment in accordance with Section 5.1(a), to:

(A)

forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Letter of Transmittal; or

(B)

if requested by such former holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by such former holder; or

(C)

if the Letter of Transmittal neither specifies an address nor contains a request as described in Sections 5.1(d)(B) and 5.1(d)(A), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the central securities register maintained by or on behalf of PACE in respect of Common Shares, immediately prior to the Effective Time:

a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.

d)

No former holder of Common Shares that were acquired by Acquisitionco pursuant to Section 3.1(b)(i) will be entitled to receive any consideration with respect to such Common Shares, other than the net cash payment, if any, which they are entitled to receive in accordance with Section ) and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2

Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Common Shares that were acquired by Acquisitionco pursuant to Section 3.1(b)(i) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in relation to for such lost, stolen or destroyed certificate, the net cash payment which the former holder of such Common Shares is entitled to receive pursuant to Section 3.1(b)(i). When authorizing such payment in relation to any lost, stolen or destroyed certificate, the person to whom the payment is made will, as a condition precedent to the delivery thereof, give a bond satisfactory to Acquisitionco, PACE and the Depositary in such sum as Acquisitionco may direct or otherwise indemnify Acquisitionco and PACE in a manner satisfactory to Acquisitionco and PACE against any claim that may be made against Acquisitionco and PACE with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3

Extinction of Rights

If any former holder of Common Shares that are acquired by Acquisitionco pursuant to Section 3.1(b)(i) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 5.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to Section 3.1(b)(i), on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Acquisitionco (or its successor), in the case of the Common Shares, any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. Any certificate formerly representing Common Shares will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Acquisitionco and will be cancelled. Neither PACE nor Acquisitionco (or any of their respective successors) will be liable to any person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is forfeited to Acquisitionco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4

Withholding Rights

PACE, GREKA, Acquisitionco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Securityholder under this Plan of Arrangement (including any payment to Dissenting Shareholders), such amounts as PACE, Acquisitionco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by PACE, Acquisitionco or the Depositary, as the case may be. For the purposes hereof all such withheld amounts shall be treated as having been paid to the Securityholder in respect of which such deduction and withholding was made on account of the obligation to make payment to such Securityholder hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of PACE, Acquisitionco or the Depositary, as the case may be.

ARTICLE 6
AMENDMENTS

6.1

Amendments to Plan of Arrangement

a)

PACE reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Acquisitionco, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to Securityholders in the manner required by the Court (if so required).

b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by PACE at any time prior to the Meeting (provided that Acquisitionco has consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if (i) it is consented to by each of PACE, GREKA and Acquisitionco and (ii) if required by the Court or applicable law, it is consented to by Securityholders voting in the manner directed by the Court.

d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquisitionco provided that it concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Securityholder.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of PACE, GREKA and Acquisitionco will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.